Exhibit 12.1

Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends and Ratio of Earnings to Fixed Charges

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the years shown (dollars in thousands):

	For the Year Ended December 31,
	2011	2010	2009	2008	2007

Net income before income taxes and noncontrolling interest	402,372	1,299,769	1,996,104	372,157	423,254
Add: Fixed charges (Interest expense)	1,362,721	1,163,332	1,295,762	1,888,912	1,926,465
Earnings as adjusted	1,765,093	2,463,101	3,291,866	2,261,069	2,349,719
Fixed charges (interest expense) + preferred stock dividend	1,379,575	1,181,365	1,314,263	1,910,089	1,947,958
Ratio of earnings to combined fixed charges and preferred stock dividends	1.28	2.08	2.50	1.18	1.21
Ratio of earnings to fixed charges	1.30	2.12	2.54	1.20	1.22